EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Prospect Sustainable Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$152,507(1)	$92.70	$14.14(2)
Fees Previously Paid	N/A		—
Total Transaction Valuation	$152,507
Total Fees Due for Filing			$14.14
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$14.14

(1) The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the Registrant's offer to purchase up to $152,507 worth of its issued and outstanding common stock, par value $0.01 per share.
(2) Calculated as 100% of the Transaction Valuation.